6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                  March 9, 2004

                             BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

               Carl Bosch Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F
                              Form 20-F X Form 40-F


   Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                     Yes   No X


       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .


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                                                                   March 9, 2004
                                                                          P 149e
                                                            Jennifer Moore-Braun
                                                         Phone: +49 621 60-20829
                                                           Fax: +49 621 60-92693
                                                 jennifer.moore-braun@basf-ag.de


BASF proposes dividend of EUR 1.40 per share
o  Dividend yield 3.14 percent
o  Dividend to be paid out on April 30, 2004


At the Annual Meeting on April 29, 2004, the Board of Executive Directors and the Supervisory Board of BASF Aktiengesellschaft are proposing to pay a dividend for 2003 of EUR 1.40 (previous year EUR 1.40) per share. This would correspond to a total dividend payout of EUR 779 million.

Relative to the 2003 year-end share price of EUR 44.58, BASF shareholders will thus receive a dividend yield of 3.14 percent. In terms of the dividend yield, BASF shares therefore continue to occupy a very good position among companies listed in Germany's DAX index, which underlines their attractiveness to investors.

Subject to approval by the Annual Meeting, the dividend will be paid out on April 30, 2004.

BASF will report its financial results for 2003 in detail at its Annual Press Conference on March 17, 2004. There will also be a conference for financial analysts on the same day.

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BASF is the world's leading chemical company, offering its customers a range of high-performance products, including chemicals, plastics, performance products, agricultural products, fine chemicals as well as crude oil and natural gas. Its distinctive approach to integration, known in German as "Verbund," is its strength. It enables BASF to achieve cost leadership and gives the company a competitive advantage. BASF conducts its business in accordance with the principles of sustainable development. In 2002, BASF had sales of about (euro)32 billion (circa $34 billion) and over 89,000 employees worldwide. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York (BF), Paris (BA) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com.

Forward-looking statements

This release contains forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking statements contained in this release.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              BASF Aktiengesellschaft


Date: March 9, 2004            By: /s/ Elisabeth Schick
                              ------------------------------------
                              Name: Elisabeth Schick
                              Title: Director Site Communications Ludwigshafen and Europe


                              By: /s/ Christian Schubert
                              ------------------------------------
                              Name: Christian Schubert
                              Title: Director Corporate Communications
                              BASF Group